# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Ship Lease, Inc., CIK 0001430725
CUSIP: Y27183600
Title of class of securities: Class A Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: 9 Irodou Attikou Street, Kifisia, Athens, Greece (J3), 14561
Date of event which requires filing of this statement: 04/09/2025
Amends the filing with accession number 0000919574-21-005817
Filed by CIK 0001805477
Persons authorized to receive notices and communications: c/o Technomar Shipping Inc., 3-5 Menandrou Str., Kifisia, Athens, Greece (J3), 14561, 30 210 6233670; Filana R. Silberberg, Esq., Watson Farley & Williams LLP, 120 West 45th Street, 20th Floor, New York, New York (NY), 10036, (212) 922-2225

## Reporting persons
- Shipping Participations Inc. (CIK 0001805477): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,730,423; sole dispositive power 0; shared dispositive power 2,730,423; aggregate amount beneficially owned 2,730,423 (7.7% of the class)
  Comment: Note to Row 13: Percentage calculation is based on 35,641,636 Class A Common Shares outstanding (which is based on 35,605,438 Class A Common Shares outstanding as of March 31, 2025, as reported by the Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission (the "Commission") on May 20, 2025 plus 36,198 Class A Common Shares that are issuable to Shipping Participations Inc. as described in Item 3 herein).
- Shipping Investments Treasurer Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,730,423; sole dispositive power 0; shared dispositive power 2,730,423; aggregate amount beneficially owned 2,730,423 (7.7% of the class)
  Comment: Note to Row 13: Percentage calculation is based on 35,641,636 Class A Common Shares outstanding (which is based on 35,605,438 Class A Common Shares outstanding as of March 31, 2025, as reported by the Issuer on Form 6-K filed with the Commission on May 20, 2025 plus 36,198 Class A Common Shares that are issuable to Shipping Participations Inc. as described in Item 3 herein).
- Georgios Giouroukos: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,730,423; sole dispositive power 0; shared dispositive power 2,730,423; aggregate amount beneficially owned 2,730,423 (7.7% of the class)
  Comment: Note to Row 13: Percentage calculation is based on 35,641,636 Class A Common Shares outstanding (which is based on 35,605,438 Class A Common Shares outstanding as of March 31, 2025, as reported by the Issuer on Form 6-K filed with the Commission on May 20, 2025 plus 36,198 Class A Common Shares that are issuable to Shipping Participations Inc. as described in Item 3 herein).

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, par value $0.01 per share
Name of issuer: Global Ship Lease, Inc.
Address of issuer's principal executive offices: 9 Irodou Attikou Street, Kifisia, Athens, Greece (J3), 14561
Comment: This Amendment No. 1 to Schedule 13D (this "Schedule 13D") amends and restates, in its entirety, the Schedule 13D that was filed by the Reporting Persons (as defined herein) on September 10, 2021, and is being filed primarily to reflect an increase in beneficial ownership of the Class A Common Shares by such Reporting Persons.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of the following persons:

Shipping Participations Inc., a Marshall Islands corporation ("Shipping Participations");

Shipping Investments Treasurer Inc., a Marshall Islands corporation ("Shipping Investments Treasurer"), and the sole shareholder of Shipping Participations; and

Georgios Giouroukos, a citizen of Greece and the sole shareholder of Shipping Investments Treasurer ("Mr. Giouroukos", and together with Shipping Participations and Shipping Investments Treasurer, the "Reporting Persons").

Attached as Exhibit A hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of the sole director (the "Principal") of Shipping Participations and Shipping Investments Treasurer. There are no executive officers of Shipping Participations and Shipping Investments Treasurer.
Residence or business address: The principal business address and principal office address of each of the Reporting Persons is c/o Technomar Shipping Inc., 3-5 Menandrou Str., Kifisia 14561, Athens, Greece.
Present principal occupation or employment: The principal business of each of Shipping Participations and Shipping Investments Treasurer is acting as a holding company for investments in the shipping industry. Mr. Giouroukos is the Executive Chairman of the Issuer, the Founder, Managing Director, and majority beneficial owner of Technomar Shipping Inc., and the sole beneficial owner of ConChart Commercial Inc.
Criminal convictions in the last five years: The Reporting Persons, and to the best of their knowledge, the Principal, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons, and to the best of their knowledge, the Principal, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information set forth in Item 2(a) above is hereby incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Shipping Participations acquired an aggregate of 2,694,225 Class A Common Shares in transactions directly with the Issuer (including through equity compensation awards under the Issuer's Omnibus Incentive Plan) and in open market transactions using funds from working capital. In addition, Shipping Participations has the right to acquire an additional 36,198 Class A Common Shares pursuant to a fully vested award to Mr. Giouroukos under the Issuer's Omnibus Incentive Plan.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Giouroukos serves as the Executive Chairman of the Issuer. Accordingly, the Reporting Persons may have influence on the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Class A Common Shares for investment purposes.

The Reporting Persons review their respective investments in the Issuer on a continuing basis and may, from time to time and at any time in the future, depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Issuer's Board of Directors, price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include, among others: (i) acquiring additional Class A Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively with the Class A Common Shares reported in this Schedule 13D, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this filing, Shipping Participations, Shipping Investments Treasurer, and Mr. Giouroukos may be deemed to be the beneficial owners of 2,730,423 Class A Common Shares, representing approximately 7.7% of the Issuer's outstanding Class A Common Shares. The percentage calculation is based on 35,641,636 Class A Common Shares outstanding (which is based on 35,605,438 Class A Common Shares outstanding as of March 31, 2025, as reported by the Issuer on Form 6-K filed with the Commission on May 20, 2025 plus 36,198 Class A Common Shares that are issuable to Shipping Participations Inc. as described in Item 3 herein).

To the best of the Reporting Persons' knowledge, the Principal does not beneficially own any Class A Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have the shared power to vote and dispose of 2,730,423 Class A Common Shares.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, transactions in the Class A Common Shares effected by the Reporting Persons during the past 60 days and not previously reported are set forth on Exhibit C-1 to this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Class A Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As described herein, Mr. Giouroukos (or his designated nominee) has been, and is expected in the future to be, granted Class A Common Shares in accordance with the Issuer's Omnibus Incentive Plan, as may be amended and restated from time to time. As of the date of this filing, 108,599 Class A Common Shares may be issued to Shipping Participations pursuant to an award to Mr. Giouroukos under the Issuer's Omnibus Incentive Plan, of which 36,198 Class A Common Shares relating to such award have fully vested but have not yet been issued, and 72,401 Class A Common Shares are subject to certain vesting provisions prior to issuance.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Additional Information to Item 2

Exhibit B - Joint Filing Agreement

Exhibit C-1 - Information with Respect to Transactions Effected

## Signatures
- Shipping Participations Inc.: /s/ Dimitrios Tsiaklagkanos, Dimitrios Tsiaklagkanos/Director (06/20/2025)
- Shipping Investments Treasurer Inc.: /s/ Dimitrios Tsiaklagkanos, Dimitrios Tsiaklagkanos/Director (06/20/2025)
- Georgios Giouroukos: /s/ Georgios Giouroukos, Georgios Giouroukos (06/20/2025)
Comment: Each Reporting Person disclaims beneficial ownership in the Class A Common Shares reported herein except to the extent of their pecuniary interest therein. The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.